Mail Stop 3561

      March 22, 2006

Via Fax (910) 523-4248 and U.S. Mail

Mr. Clyde A. Billings, Jr.
Senior Vice President and Counsel
First Horizon National Corporation
165 Madison Avenue
Memphis, TN 38103

Re:	First Horizon Asset Securities, Inc.
	Registration Statement on Form S-3
	Filed February 24, 2006
      File No. 333-132046

Dear Mr. Billings,

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. We note your reference to "other agency securities" on page 30 of the base prospectus referencing several specific types of agency securities that may be included in a trust fund. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the language quoted above.

Prospectus Supplement 1 - Certificates

Table of Contents, page S-3
5. We note that you have included a section regarding legal proceedings in the notes supplement on page S-80, but not in this supplement. Please clarify and confirm no disclosure is required pursuant to Item 1117 of Regulation AB.
Summary, page S-6
6. It appears from page S-8 that the sponsor may purchase some of the mortgage loans from other originators. Therefore, please provide bracketed disclosure to reflect that you will include any information about originators that may be required by Item 1110(a) or (b) of Regulation AB.

7. Please provide a brief description of how losses not covered by credit enhancement will be allocated in both supplements. Refer to
Item 1103(a)(3)(ix) of Regulation AB.
8. We note on page S-56 under the heading, "Optional Purchase of Defaulted Loans," that pool assets may be removed by the servicer for reasons not otherwise described in the summary. Please revise to briefly summarize the circumstances under which pool assets can be added, removed, or substituted. Refer to Item 1103(a)(6) of Regulation AB.

Additional Information, page S-32
9. Please revise to include a section header that identifies more specifically that you intend to describe the scope of reports to security holders, and a description of those reports, in this section pursuant to Items 1118, 1122 and 1123 of Regulation AB. Please update the table of contents as well.

The Transaction Agreements
The Servicing Rights Transfer and Subservicing Agreement, page S-
35
10. We note on page S-36 that the master servicer may perform any of its obligations through one or more subservicers. Please identify or provide bracketed information to reflect all affiliated servicers, unaffiliated servicers 10% or more of the asset pool, and material servicers. See Item 1108(a)(2)(ii) through (iv), and Item 1108(b),
(c), and (d) of Regulation AB.

The Pooling and Servicing Agreement, page S-36
11. We note that arrangements for advances by the master servicer are described on page S-41. To the extent material, please provide three years of statistical information regarding servicer advances and the servicer`s overall servicing portfolio. Refer to Item 1108(c)(4) of
Regulation AB.

Prospectus Supplement 2 - Notes

Summary, page S-6
12. Please provide the amount or formula for calculating the servicer fee. Refer to Item 1103(a)(7) of Regulation AB.

The Mortgage Loans, page S-7
13. Please revise your cross-reference to refer to the correct location of the "Conveyance of Subsequent HELOCs" heading, which appears to be in the "Sales and Servicing Agreement" section, not the
"Description of HELOCs" section.

Effect of Rapid Amortization Event, page S-9
14. Please provide a brief summary of the circumstances that may trigger a rapid amortization event. Refer to Item 1103(a)(3)(vii) of
Regulation AB.

[The Note Insurer], page S-25
15. We note your statement that neither the depositor nor the underwriter makes any representation as to the accuracy or completeness of the information provided in this section. A disclaimer of liability for material information provided by the issuer or underwriters or any of their affiliates is not appropriate.
Please revise the disclaimer here, and delete any other similar disclaimers in the filing.
16. Please add bracketed language to clarify that you will provide the financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB if the aggregate significance percentage for the credit enhancement provider is 10% or more.

Description of the HELOCS
General, page S-35
17. We note that the HELOCs in the asset pool were underwritten in accordance with the standards in effect at the time of origination.
Although a description of current underwriting standards is provided on page S-46, please include a description of the solicitation, credit-granting or underwriting criteria used to originate or purchase the pool assets, including, to the extent known, any changes in such criteria and the extent to which such policies and criteria are or could be overridden. Refer to Item 1111(a)(3) of Regulation AB.

18. We note your statement on page S-36 that no HELOCs will be more than 30 days past due. However, the description of the sale and servicing agreement on page S-61 only reflects that none of the HELOCs will be more than 60 days delinquent, and bracketed disclosure of the percentage of HELOCs 30-59 days delinquent tends to suggest that there may be HELOCs more than 30 days past due. Please clarify, and revise so that these sections of disclosure are consistent.

19. Furthermore, please confirm that delinquent assets will be limited to less than 20% of the asset pool. Refer to Item 1101(d) of Regulation AB.
20. In addition, if delinquent assets are included in the asset pool, please provide tabular information of the delinquent assets in 30/31 day buckets.  Refer to Item 1101(c)(2)(iv), Item 1100(b), and
1111(c)
of Regulation AB, and Section 1.01 of Regulation AB Telephone
Interpretations.

Base Prospectus

Cover Page
21. Please revise to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Securities Act Rule 190 for the mortgage participation interests referenced in four out of the five bullet points, and also discussed on pages 19-20 and page 27 in the Trust Fund section. Refer to
Section III.A.6 of SEC Release 33-8518, and footnote 173 in that section.
22. Please identify each type of credit support that may be used on the cover page. Refer to Item 1102(h) of Regulation AB.

The Trust Fund
General, page 19
23. Please clarify what you mean by "mortgage backed securities representing an interest in..." in the third bullet point.
Provide us
with your Rule 190 analysis if appropriate. In addition, if you choose to retain these securities in the trust fund assets, please provide bracketed disclosure in the supplement reflecting the disclosure you will provide if they are included in the asset pool of an issuing entity.

Substitution of Trust Fund Assets, page 32
24. We note your disclosure that the "prospectus supplement will describe any other conditions upon which the Trust Fund Assets may be substituted for Trust Fund Assets initially included in the Trust Fund." Please provide bracketed disclosure in each prospectus supplement of these other conditions. Refer to Item 1101(c)(1) and
(c)(3) of Regulation AB, and footnote 207 to SEC Release 33-8518.

Reports to Securityholders, page 33
25. Please update the reference to the applicable section in the prospectus supplement(s) that contains this information. The tables of contents for the current prospectus supplements do not appear to contain the section header "Description of the Securities - Reports to
Securityholders" that you reference here.

Credit Enhancement
General, page 54
26. We note that "shifting of interests" is a form of credit enhancement provided in the certificates supplement, but not listed in the base prospectus. Please disclose all forms of credit enhancements and cash flow agreements reasonably contemplated to be included in an actual takedown. Refer to Item 1114 of Regulation AB.
27. Furthermore, your disclosure is difficult to follow. You describe
"overcollateralization and excess cash flow" on page 56, but those terms do not appear in the bullet point list on page 54. Please revise the bullet point list so that it is consistent with the descriptive headings that follow. Also, we suggest you re-order the bullet point list so that it follows the same order as the descriptive paragraphs that follow.

Financial Instruments, page 60
28. Please revise to delete the language "or similar financial instruments" from page 60.  We view this as a catch-all.
Derivatives
are limited to interest rate and currency swaps.  Refer to Item
1115
of Regulation AB.

Index to Exhibits

29. Please clarify why you have included the sale and servicing agreement for the notes as Exhibit 10.1. Also, please specify in the exhibit index that the sale and servicing agreement is for the HELOC
Notes, as you have done for Exhibit 4.1 and the Certificates.

Pooling and Servicing Agreement

30. Please ensure that you have included all sections in the Pooling and Servicing Agreement that is filed in your next amendment. In this regard, we note that Section 3.17 (Annual Independent Public Accountants` Servicing Statement; Financial Statements) does not appear to have been included.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Joshua Ravitz at (202) 551-4817. If you need further assistance, you may contact me at (202) 551-3750.


							Sincerely,


							Sara W. Dunton
							Senior Attorney



cc:	Via Facsimile (214) 659-4764
	David Barbour, Esq.
	Andrews, Kurth LLP

Mr. Clyde A. Billings, Jr., Esq.
First Horizon Asset Securities, Inc.
March 22, 2006
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